Exhibit 99.1

Rare Element acquires Nuiklavik REE Project in Labrador, Canada

VANCOUVER, Jan. 7 /CNW/ - Rare Element Resources Ltd (TSX-V: RES - News) is pleased to announce the acquisition of the Nuiklavik rare-earth-element (REE) prospect from Altius Resources Inc. ("Altius").  The property is located approximately 25 kilometers from tide water and 50 kilometers from the community of Hopedale, Labrador, Canada.

Altius initiated the project in 2006 to target volcanic-hosted uranium-type deposits. Previous work in the 1980s and 1990s by the Geological Survey of Newfoundland and Labrador ("GSNL") included regional lake-sediment sampling, mapping, and various follow-up geochemical studies targeting lake-sediment anomalies.  The GSNL identified and documented twenty-four yttrium-zirconium-niobium-REE, fluorine and base-metal occurrences at Nuiklavik and prepared reports which investigated REE enrichment within the Nuiklavik volcanic rocks.

The geology underlying the Nuiklavik property comprises Precambrian peralkaline volcanic and plutonic rocks.  The area is geologically similar in age and geochemical character to the Strange Lake peralkaline complex, which hosts the Strange Lake REE deposit.  Both the intrusive suite at Nuiklavik and the Strange Lake complex comprise circular-shaped features of peralkaline granite with elevated Zr-Y-Nb and REE geochemical signatures.

More recent work by Altius included a high resolution helicopter-borne magnetic and radiometric survey with follow up geological mapping and prospecting.  This work by Altius over two field seasons resulted in the discovery of numerous additional uranium and rare-earth occurrences in both volcanic rocks and felsic dikes which cut the overlying volcanic package. Limited sampling of the felsic dikes and other felsic intrusive rocks by Altius yielded up to 1.4% zirconium oxide, 1.27% yttrium oxide, 1.15% niobium oxide, and 1.1% total rare-earth oxides with heavy REE representing up to 67% of the total rare-earth-oxide component.

Rare Element has agreed to acquire 100% of the project for the payment of 200,000 common shares and the granting of a Gross Overriding Royalty of 2% to Altius.  The transaction is subject to other regulatory approvals.  Rare Element plans to find a partner to explore this project as it did with the recently acquired Eden Lake REE project.

Rare Element Resources Ltd (TSX-V: RES - News) is a publicly traded mineral resource company focused on gold and strategic metals such as the rare-earth elements.  Paso Rico (USA) Inc, a subsidiary of Rare Element Resources, and Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation, have entered into the Sundance gold-exploration joint venture on Rare Element Resources' Wyoming property.  Newmont has the right to earn a 65% working interest in Rare Element Resources' property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing US$5 million in property work expenditures over a five-year period.  Newmont also has the right to earn an additional 15% working interest by completing a positive project feasibility study.

Rare Element Resources' Bear Lodge, Wyoming property also encompasses one of the largest disseminated rare-earth occurrences in North America (M.H. Staatz, US Geological Survey Professional Paper 1049D).  In parallel with the Sundance gold-focused exploration project, Rare Element Resources is independently advancing the rare-earth potential of its property with the ongoing 2009 drilling program, continuation of metallurgical testing, and initiation of engineering studies.

ON BEHALF OF THE BOARD

Donald E Ranta, PhD, PGeo,

President & CEO

Donald E Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content.  Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information

refer to the Company's website at www.rareelementresources.com or contact: Donald E Ranta, President & CEO, (604) 687-3520, don@rareelementresources.com

Mark T. Brown, CFO, (604) 687-3520 ext 242, mtbrown@pacificopportunity.com